UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE 13E-3
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Transaction Statement
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
Amendment No. 1

SCOR Holding (Switzerland) Ltd.
(Name of Issuer)
_______________

SCOR SE
(Names of Persons Filing Statement)

American Depositary Shares (as evidenced by American Depositary Receipts), each representing one-half (1/2) of one registered share, nominal value CHF 5 per share
Registered Shares, nominal value CHF 5 per share
(Title of Class of Securities)

7248256
(CUSIP Number of Class of Securities)

François de Varenne
Chief Operating Officer
SCOR SE
1, avenue du Général de Gaulle
92074 Paris – La Défense Cedex
France
Tel. No.: + 33 1 46 98 70 00
(Name, Address, and Telephone Numbers of Person(s) Authorized
to Receive Notices and Communications on Behalf of Person Filing Statement)
_______________

This statement is filed in connection with (check the appropriate box):

[ ]            a.            The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

[ ]            b.            The filing of a registration statement under the Securities Act of 1933.

[ ]            c.            A tender offer.

[X]            d.            None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

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Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$43,934,817	$1,726.64

*            For the purpose of calculating the filing fee only, this amount is based on the purchase of 2,521,210 American Depositary Shares (as evidenced by American Depositary Receipts), each representing one-half (1/2) of one registered share, nominal value CHF 5 per share, of SCOR Holding (Switzerland) Ltd. at approximately $7.73 per share (based on the value of one-quarter of a SCOR SE share according to the closing price per SCOR SE share on January 22, 2007 plus CHF 3.07854 in cash and using the Swiss franc conversion rate to US dollars as published by the US Federal Reserve Certified Noon Buying Rate on January 22, 2007) and the purchase of 1,580,211 registered shares, nominal value CHF 5 per share, of SCOR Holding (Switzerland) Ltd. at approximately $15.47 per share (based on the value of one-half of a SCOR SE share according to the closing price per SCOR SE share on January 22, 2007 plus CHF 6.15708 in cash and using the Swiss franc conversion rate to US dollars as published by the US Federal Reserve Certified Noon Buying Rate on January 22, 2007).

**            The amount of the filing fee was calculated based on a rate of $39.30 per $1,000,000 of the aggregate value of the transaction.

____________________

[X]            Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registrati on statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,726.64

Form or Registration No.:	Schedule 13e-3

Filing Party:	SCOR SE

Date Filed:	January 25, 2008

This Amendment No. 1 to the Statement on Schedule 13E-3 amends and supplements the Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on January 25, 2008, by SCOR SE, a societas europaea organized under the laws of the Republic of France. Except as otherwise noted below, no changes have been made to the responses to the Schedule 13E-3.

Item 7                                 Purposes, Alternatives, Reasons and Effects.

This Amendment No. 1 corrects a typographical error in the second sentence of the third paragraph of Subsection (d) of Item 7, which is hereby amended and restated in its entirety as follows:

SCOR’s interest in the net book value of the Subject Company is €1,888,456,613 (approximately $2,757,920,922) and the net income (group share) of the Subject Company for the period from August 8, 2007 to September 30, 2007, included in the SCOR consolidated income statement, is €40,000,000 (approximately $58,088,800).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SCOR SE

By:       /s/ Denis Kessler
Name: Denis Kessler
Title: Chairman and Chief Executive Officer
Date: January 28, 2008